Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and
Nine Month Periods Ended September 30, 2021

Tel-Aviv, Israel, November 24, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three and nine months ended September 30, 2021 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

On November 23, 2021, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Dori Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended September 30, 2021 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended September 30, 2021 - approximately NIS 642.4 million.

•	Dorad’s unaudited operating profit for the three months ended September 30, 2021 - approximately NIS 130 million.

Dorad’s financial statements for the three and nine months ended September 30, 2021 note that following the outbreak of the coronavirus (COVID-19) in China in December 2019, and the spreading of the coronavirus to many other countries in early 2020, there has been a decline in economic activity in many regions of the world, as well as in Israel. The spreading of the coronavirus caused, among other things, a disruption in the supply chain, a decrease in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as declines in the value of financial assets and commodities in markets in Israel and around the world. Dorad notes that throughout this period and up to the reporting date it operated in compliance with, and according to, with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus epidemic, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad’s financial statements further note that in light of the crisis, there is a certain decrease, which moderated during the period of the financial statements, in the electricity consumption of various customers, and there is also a certain decrease in the demand of the Israel Electric Company, and accordingly such reduction has not resulted in a material adverse effect at this time. Dorad notes that it is monitoring the re-spread of the virus and continuously examines its potential options for handling the impact to its income.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2021, which include the summer months of July and August and the intermediate month of September, are not indicative of full year results. In addition, due to various reasons, including the effects of the spread of Covid-19 and the economic impact of such spread and of actions taken by governments and authorities, the results included herein may not be indicative of third quarter results in the future.

A translation of the financial results for Dorad as of and for the year ended December 31, 2020 and as of and for the three and nine month periods ended September 30, 2020 and 2021 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively; and

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas and the impact of the coronavirus pandemic on Dorad’s operations and projects, including in connection with reductions in the consumption of electricity by Dorad’s customers and the Israeli Electricity Company, delays in supply of gas, steps taken by Israeli authorities, regulatory changes, changes in the supply and prices of resources required for the operation of the Dorad’s facilities (and in the price of oil and electricity, and technical and other disruptions in the operation of Dorad), in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Dorad Energy Ltd

Interim Condensed Statement of Financial Position

	September 30	September 30	December 31
	2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	328,707	418,733	247,079
Trade receivables and accrued income	277,663	218,858	297,719
Other receivables Financial derivatives	9,175 1,354	8,448 -	21,401 -
Total current assets	616,899	646,039	566,199

Non-current assets
Restricted deposit	472,111	446,966	433,265
Prepaid expenses	33,734	35,729	35,230
Fixed assets	3,403,321	3,557,177	3,526,839
Intangible assets	5,907	5,528	5,402
Right of use assets	58,383	60,985	60,113
Total non-current assets	3,973,456	4,106,385	4,060,849

Total assets	4,590,355	4,752,424	4,627,048

Current liabilities
Current maturities of loans from banks	311,173	272,762	242,098
Current maturities of lease liabilities	4,614	3,039	4,535
Trade payables	300,591	262,785	309,380
Other payables	32,514	25,297	3,808
Financial derivatives	-	515	2,993
Total current liabilities	648,892	564,398	562,814

Non-current liabilities
Loans from banks	2,467,410	2,669,511	2,561,302
Long-term lease liabilities	52,563	55,929	50,858
Provision for dismantling and restoration	50,000	50,058	50,000
Deferred tax liabilities	212,463	202,706	200,298
Others Long-term liabilities	16,517	-	-
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,799,113	2,978,364	2,862,618

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	496,392	563,704	555,658
Total equity	1,142,350	1,209,662	1,201,616

Total liabilities and equity	4,590,355	4,752,424	4,627,048

Dorad Energy Ltd.

Condensed Interim Statement of Income

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	1,605,482	1,884,621	642,381	697,061	2,407,221

Operating costs of the
Power Plant

Energy costs	328,866	417,892	149,644	143,458	522,110
Electricity purchase and
infrastructure services	779,493	922,584	268,375	332,330	1,185,225
Depreciation and
amortization	169,151	179,889	56,436	72,833	237,575
Other operating costs	105,328	111,671	37,911	35,729	155,368

Total operating costs
of Power Plant	1,382,838	1,632,036	512,366	584,350	2,100,278

Profit from operating
the Power Plant	222,644	252,585	130,015	112,711	306,943

General and
administrative expenses	17,715	19,011	5,359	5,590	24,926
Other incomes	8,809	-	2,877	-	1,279

Operating profit	213,738	233,574	127,533	107,121	283,296

Financing income	1,215	2,479	400	635	3,056
Financing expenses	162,054	96,675	60,946	40,294	157,428

Financing expenses, net	160,839	94,196	60,546	39,659	154,372

Profit before
taxes on income	52,899	139,378	66,987	67,462	128,924

Taxes on income	12,165	32,030	15,388	15,497	29,622

Profit for the period	40,734	107,348	51,599	51,965	99,302

Dorad Energy Ltd.

Condensed Interim Statement of Changes in Shareholders' Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the nine months
ended September 30, 2021
(Unaudited)

Balance as at
January 1, 2021 (Audited)	11	642,199	3,748	555,658	1,201,616

Dividend to the Company’s	-	-	-	(100,000)	(100,000)
Shareholders
Profit for the period	-	-	-	40,734	40,734

Balance as at
September 30, 2021 (Unaudited)	11	642,199	3,748	496,392	1,142,350

For the nine months
ended September 30, 2020
(Unaudited)

Balance as at
January 1, 2020 (Audited)	11	642,199	3,748	576,356	1,222,314

Dividend to the Company’s	-	-	-	(120,000)	(120,000)
Shareholders
Profit for the period	-	-	-	107,348	107,348

Balance as at
September 30, 2020 (Unaudited)	11	642,199	3,748	563,704	1,209,662

For the three months
ended September 30, 2021
(Unaudited)

Balance as at
July 1, 2021 (Unaudited)	11	642,199	3,748	444,793	1,090,751

Profit for the period	-	-	-	51,599	51,599

Balance as at
September 30, 2021 (Unaudited)	11	642,199	3,748	496,392	1,142,350

Dorad Energy Ltd.
Condensed Interim Statement of Changes in Shareholders' Equity (cont’d)

			Capital reserve
		Share	for activities
	Share	premium	with	Retained
	capital	NIS thousands	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the three months
ended September 30, 2020
(Unaudited)

Balance as at
July 1, 2020 (Unaudited)	11	642,199	3,748	511,739	1,157,697

Profit for the period	-	-	-	51,965	51,965

Balance as at
September 30, 2020 (Unaudited)	11	642,199	3,748	563,704	1,209,662

For the year ended
December 31, 2020 (Audited)

Balance as at
January 1, 2020 (Audited)	11	642,199	3,748	576,356	1,222,314
Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)
Profit for the year	-	-	-	99,302	99,302

Balance as at
December 31, 2020 (Audited)	11	642,199	3,748	555,658	1,201,616

Dorad Energy Ltd.

Condensed Interim Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from
operating activities:
Profit for the period	40,734	107,348	51,599	51,965	99,302
Adjustments:
Depreciation and amortization
and fuel consumption	171,174	182,508	56,726	73,127	241,288
Taxes on income	12,165	32,030	15,388	15,497	29,622
Financing expenses, net	160,839	94,196	60,546	39,659	154,372
	344,178	308,734	132,660	128,283	425,282

Change in trade receivables	20,056	73,901	(70,626)	(7,465)	(4,959)
Change in other receivables	12,226	14,234	8,076	6,576	1,284
Change in trade payables	(9,825)	(26,120)	33,298	26,227	16,627
Change in other long-term liabilities	16,517	-	16,517	-	-
Change in other payables	28,706	14,791	29,735	22,629	(6,700)
	67,680	76,806	17,000	47,967	6,252
Net cash flows provided
by operating activities	452,592	492,888	201,259	228,215	530,836

Cash flows used in
investing activities
Proceeds (payment) for settlement of
financial derivatives	987	(696)	(477)	(817)	(4,318)
Investment in long-term
restricted deposit	(37,000)	(6,000)	-	-	(6,000)
Investment in fixed assets	(42,277)	(21,853)	(9,225)	(14,135)	(48,309)
Investment in intangible assets	(1,536)	(4,367)	(507)	(2,557)	(4,738)
Interest received	1,225	2,473	399	633	3,046
Net cash flows used in
investing activities	(78,601)	(30,443)	(9,810)	(16,876)	(60,319)

Cash flows from
financing activities:
Repayment of lease liability principal	(443)	(441)	(147)	(147)	(4,523)
Repayment of loans from banks	(109,156)	(102,653)	-	-	(195,359)
Dividends and exchange rate
paid (see note 4.d)	(100,000)	(123,739)	-	-	(123,739)
Interest paid	(82,544)	(86,680)	(645)	(151)	(170,003)
Net cash flows used in
financing activities	(292,143)	(313,513)	(792)	(298)	(493,624)

Net increase in cash
and cash equivalents for
the period	81,848	148,932	190,657	211,041	(23,107)

Effect of exchange rate fluctuations
on cash and cash equivalents	(220)	3,780	(2,017)	(170)	4,165
Cash and cash equivalents at
beginning of period	247,079	266,021	140,067	207,862	266,021
Cash and cash equivalents at end
of period	328,707	418,733	328,707	418,733	247,079